SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: 2011 Final Dividend

AVIVA plc

2011 Final Dividend

Cash dividend

Title of Security	Ordinary shares of 25p each
Final dividend for the year ended	31 December 2011
Net amount payable in cash per share	16.00 pence
Rate of tax credit	10%
Date dividend declared	7 March 2012
Date and time by which Transfer must be lodged with the Company for transferees to receive this dividend	23 March 2012
Date of dividend payment for holders of Aviva ordinary shares	17 May 2012
Date of dividend payment for holders of Aviva American Depositary Receipts (ADRs)	Approximately 5 business days after payment date for ordinary shareholders
Dividend payment is conditional on:	Approval of payment of the dividend by shareholders at the Company's 2012 Annual General Meeting

Scrip dividend

The scrip dividend calculation price for the 2011 final dividend payable on 17 May 2012 will be announced on 28 March 2012. This is the reference price at which Aviva plc ordinary shares will be issued to shareholders who have elected to take shares in lieu of cash dividends through participation in the Aviva Scrip Dividend Scheme. This price is based on the average of the middle market quotations of Aviva plc ordinary shares derived from the London Stock Exchange Daily Official List for the five consecutive business days from 21 - 27 March 2012.

Any shareholders entitled to the 2011 final dividend who do not already participate in the Aviva Scrip Dividend Scheme and wish to do so, should contact the Company's Registrar, Computershare on 0871 495 0105 to obtain a mandate form. This form must be received by Computershare no later than 5pm on 18 April 2012 in order for it to be effective for the 2011 final dividend.

Aviva ADR holders will not be eligible to join the Aviva Scrip Dividend Scheme for the 2011 final dividend and will receive their 2011 final dividend in cash in US Dollars.

Date: 8 March 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 March, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary